Exhibit 99.1

August 11, 2016

To: Securities Exchange Commission www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Re: Gazit-Globe Ltd. (the "Company") - Denial of Application for Discovery and Inspection of Documents as a Prerequisite to an Application for a Derivative Lawsuit

Further to the immediate report of the Company dated January 18, 2016, regarding the application for discovery and inspection of documents that was filed with the Department of Economic Affairs at the Tel-Aviv District Court, by a shareholder of the Company, against the Company and its subsidiary, Gazit-Globe Israel (Development) Ltd., as a prerequisite to the application for a derivative lawsuit against the defendants and their officers and directors, with respect to alleged failures regarding investments made in Amoz Luzon Entrepreneurship and Energy Ltd. (formerly U. Dori Group Ltd.) and resulting damages suffered by the Company, the Company has reported that on August 11, 2016, the Tel-Aviv District Court denied the aforesaid application for discovery and inspection of documents and ordered the plaintiff to pay expenses.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards, Gazit-Globe, Ltd.